China Advanced Construction Materials Group, Inc.

July 26, 2013

Via EDGAR
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	China Advanced Construction Materials Group, Inc.
Form 10-K for the Year Ended June 30, 2012
Filed September 26, 2012
Form 10-Q for the Quarter Ended March 31, 2013
Filed May 15, 2013
File No. 1-34515

Ladies and Gentlemen:

This letter from China Advanced Construction Materials Group, Inc. (the “Company”) is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in a letter dated June 27, 2013 from Mr. John Cash, regarding the above-referenced Form 10-K and Form 10-Q.

Set forth below are responses to the Staff’s numbered comments. For your convenience, each response (each a “Response”, and collectively the “Responses”) follows the sequentially numbered comment copied from your letter of June 27, 2013.

Form 10-K for the Year Ended June 30, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company Response:

We hereby confirm that we will show in our supplemental response what the revisions will look like where a comment below requests additional disclosures or other revisions to be made. We also confirm that these revisions will be included in our future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capital Resources, page 38

2. We note that you are a holding company whose primary business operations are conducted through your wholly-owned subsidiaries BVI-ACM and China-ACMH, and your variable interest entity, Xin Ao and its subsidiaries. Based upon a series of contractual arrangements, you determined that Xin Ao and its subsidiaries are VIEs subject to consolidation and that you are the primary beneficiary. Given the risk factors presented on pages 23, 25 and 26, which identify potential restrictions on your subsidiaries to pay dividends, please provide disclosure similar to the parent company condensed financial information specified by Rule 5-04 of Regulation S-X as well as the disclosures required by Rule 4-08(e) of Regulation S-X.

Company Response:

Rule 5-04(c) of Regulation S-X requires a financial statement schedule containing condensed “parent only” company data to be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. Pursuant to Rule 4-08(e)(3) of Regulation S-X, “restricted net assets” is defined as the “amount of the registrant’s proportionate share of net assets (after intercompany eliminations) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).” Where restrictions on the amount of funds which may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends, the amount least restrictive to the subsidiary shall be used.

Given the requirements contained in Rule 5-04 of Regulation S-X, we hereby confirm that we will include “parent only” financial information in accordance with Rule 5-04 of Regulation S-X in our future filings on Form 10-K as a supplemental schedule to the notes of our consolidated financial statements, substantially in the form illustrated below:

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.
SCHEDULE 1 - CONDENSED PARENT COMPANY BALANCE SHEETS
AS OF JUNE 30, 2012 and 2011

	2012	2011
ASSETS
CURRENT ASSETS:
Cash	$456	$36,507
Total current assets	456	36,507
OTHER ASSETS:
Intercompany receivable	15,065,430	15,125,430
Investment in subsidiaries	64,070,727	68,575,696
Total other assets	79,136,157	83,701,126

Total assets	$79,136,613	$83,737,633
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accrued liabilities	$-	$30,939
Warrants liability	132,427	-
Total current liabilities	132,427	30,939
OTHER LIABILITIES
Warrants liability	-	618,657
Total other liabilities	-	618,657

Total liabilities	132,427	649,596
Commitments and contingencies
SHAREHOLDERS' EQUITY:
Preferred stock, $0.001 par value, 1,000,000 shares authorized; no shares issued or outstanding
Common stock, $0.001 par value, 74,000,000 shares authorized, 17,829,464 and 17,794,387 shares issued and outstanding as of June 30, 2012 and June 30, 2011, respectively	17,829	17,795
Additional paid-in capital	35,154,257	34,981,023
Retained earnings	29,010,766	35,240,851
Statutory reserves	6,248,357	6,248,357
Accumulated other comprehensive income	8,572,977	6,600,011
Total shareholders' equity	79,004,186	83,088,037
Total liabilities and shareholders' equity	$79,136,613	$83,737,633

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.
SCHEDULE 1 - CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

	2012	2011
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	197,227	1,547,214

INCOME (LOSS) FROM OPERATIONS	197,227	1,547,214
OTHER INCOME (EXPENSE), NET
Non-operating income	-	15
Change in fair value of warrants liability	445,603	1,926,948
Interest income (bank charge)	(526)	421
TOTAL OTHER INCOME, NET	445,077	1,927,384

EQUITY INCOME (LOSS) OF SUBSIDIARIES	(6,477,935)	16,685,074

NET INCOME (LOSS)	(6,230,085)	17,065,244
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	1,972,966	3,580,028

COMPREHENSIVE INCOME (LOSS)	$(4,257,119)	$20,645,272

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.
SCHEDULE 1 - CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(6,230,085)	$17,065,244
Adjustments to reconcile net (loss) income to cash used in operating activities:
Stock-based compensation expense	132,641	885,674
Change in fair value of warrants liability	(445,603)	(1,926,948)
Loss (income) from subsidiaries	6,477,935	(16,685,074)
Changes in operating assets and liabilities
Intercompany receivable	60,000	(383,711)
Other receivables	-	8,000
Prepayments	-	17,500
Accrued liabilities	(30,939)	(165,338)

Net cash used in operating activities	(36,051)	(1,184,653)
NET DECREASE IN CASH	(36,051)	(1,184,653)
CASH, beginning of year	36,507	1,221,160
CASH, end of year	$456	$36,507

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.
CONDENSED NOTES TO SCHEDULE 1

1. Basis of presentation

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries.

2. Restricted net assets

Schedule I of Article 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the subsidiaries of China Advanced Construction Materials Group, Inc. exceed 25% of the consolidated net assets of China Advanced Construction Materials Group, Inc. The ability of our Chinese operating affiliates to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances of the Chinese operating subsidiaries. Because a significant portion of our operations and revenues are conducted and generated in China, a significant portion of our revenues being earned and currency received are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into US Dollars.

3. Equity

The value of the warrants issued to a placement agent from a private placement which occurred in June 2008 was $169,345 calculated by using the Cox-Ross-Rubinstein binomial option pricing model (the “CRR Binomial Model”). The fair value of these warrants of $169,345 was recognized as offering expense and charged to additional paid-in capital. The value of the warrants was the Investor Warrants, the Placement and Advisory Warrants; dividend yield of 0%, and expected term of 5 years of the Investor determined using the CRR Binomial Model using the following assumptions: volatility 75%; risk-free interest rate of 3.49% of Investor Warrants and the Placement and Advisory Warrants. The volatility of the Company’s common stock was estimated by management based on the historical volatility of a similar U.S. public company due to limited trading history of the Company’s common stock. The risk-free interest rate was based on the Treasury Constant Maturity Rates published by the U.S. Federal Reserve for periods applicable to the expected life of the warrants. The expected dividend yield was based on the Company’s current and expected dividend policy and the expected term is equal to the contractual life of the warrants.

The following is a summary of the status of the warrants issued to the investors in the Company’s June 2008 private placement:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual
		Exercise	Life
	Number	Price	(in years)
Outstanding as of July 1, 2010	678,875
Granted		-
Forfeited
	-
Exercised	(62,500)	2.40
Outstanding as of June 30, 2011	616,375	$2.40	1.94
Granted	-
Forfeited	-
Exercised	(31,250)	2.40
Outstanding as of June 30, 2012	585,125	$2.40	0.95

Stock Option Plan

Under the employee stock option plan, the Company’s stock options expire ten years from the date of grant. On October 3, 2008, the Company entered into a one-year agreement with one of the Company’s board of directors. In connection with his services, the Company issued an aggregate of 50,000 options of the Company’s common stock at an exercise price of $2.90 per share. The options vested in equal quarterly installments over the first year of the agreement. As of June 30, 2012, all of the 50,000 options have been fully vested.

In January, 2010, the Company appointed a CFO who was also the President of the Company. In connection with his services, the Company granted 12,500 options which vested on February 23, 2010 with an exercise price of $4.64, 35,000 options which vested on March 5, 2010 with an exercise price of $5.38, 15,000 options which were scheduled to vest on June 30, 2010 contingent upon a performance condition and exercise price of $5.38, and 50,000 options which were scheduled to vest on July 15, 2010 contingent upon a performance condition and exercise price of $5.38. As of June 30, 2011, the 15,000 and 50,000 contingent options were forfeited due to failure to meet the performance condition. On November 14, 2011, the Company entered into an employee termination agreement with its President and CFO. Upon termination of his service, all of his vested options to purchase 97,500 shares of common stock were forfeited.

The Company valued the stock options using the CRR Binomial Model with the following assumptions:

	Expected	Expected	Dividend	Risk Free	Grant Date
	Term (Years)	Volatility	Yield	Interest Rate	Fair Value
Director	5.31	75%	0%	1.41% $	2.90
Former President and CFO	5.50	44%	0%	1.70% $	5.95

The following is a summary of the status of the Company’s outstanding stock options:

		Weighted	Aggregate
		Average	Intrinsic
Stock options	Shares	Exercise	Value
Price

Outstanding as of July 1, 2010	97,500	$4.01	$-
Granted	-
Forfeited	-
Exercised	-
Outstanding as of June 30, 2011	97,500	$4.01	$-
Granted	-	-
Forfeited	(97,500)	4.01
Exercised	-	-	-
Outstanding as of June 30, 2012	-	$-	$-
Exercisable as of June 30, 2012	-	$-	$-

For the years ended June 30, 2012 and 2011, the Company recognized $0 as compensation expense under its stock option plan.

Restricted Stock Grants

Restricted stock grants are measured based on the market price on the grant date. The Company has granted restricted shares of common stock to the board of directors, senior management, and consultants.

During the years ended June 30, 2012, the Company granted 50,000 restricted shares to five former and current directors for one year of service vesting quarterly from the respective grant dates.

During May 2010, the Company entered into an agreement with a communication consultant and agreed to grant 10,000 restricted shares of common stock on an annual basis with 2,500 restricted shares of common stock vesting quarterly. The service agreement was terminated on December 31, 2011 and the Company agreed to issue 4,167 restricted shares to the consultant for the services provided from June to September 2011. Accordingly, 2,500 shares were issued on October 14, 2011 at a value of $4,125 and 1,667 shares were issued on October 31, 2011 at a value of $3,767.

For the years ended June 30, 2012 and 2011, the Company recognized $132,640 and $885,674 of compensation expenses related to restricted stock grants, respectively. The total unrecognized share-based compensation expense as of June 30, 2012 was approximately $63,000, which is expected to be recognized over a weighted average period of approximately 0.9 years.

The following is a summary of the restricted stock grants:

		Weighted Average	Aggregate
		Grant Date	Intrinsic
Restricted stock grants	Shares	Fair Value Per Share	Value
Nonvested as of July 1, 2010	62,500	$3.68	$221,250
Granted	250,000	3.71
Vested	(230,000)	3.86
Nonvested as of June 30, 2011	82,500	$3.95	$138,600
Granted	54,167	1.86
Forfeited	(31,639)	4.48
Vested	(65,028)	3.32	127,042
Nonvested as of June 30, 2012	40,000	$1.72	$65,600

Critical Accounting Policies and Estimates, page 41

Impairment Review for Long-Lived Assets, page 42

3.

You recognized impairment charges of $3.4 million for the year ended June 30, 2012 related to the impairment of the portable plants used in the manufacturing segment. To the extent that any of your long-lived assets or asset groups have estimated fair values that are not substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity, please provide the following disclosures:

The percentage by which fair value exceeds the carrying value;
A description of the assumptions that drive the estimated fair value;
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Company Response:

We hereby confirm that in our future filings, we will include the following similar disclosure under the “Impairment review for long-lived assets” section within the critical accounting policies and estimates section:

“We recognized impairment charges of $3,380,952 and $0 for the year ended June 30, 2012 and 2011, respectively. These charges were related to the impairment of the portable plants used in the manufacturing segment. The loss was determined using Level 3 inputs.

As of June 30, 2012, the fair value of our property, plant and equipment other than the portable plants used in the manufacturing segment exceeded our carrying value of these assets by approximately 249.2% . We used the discounted cash flows model to determine the fair value of these assets. The key assumptions that were included in the model are the revenue generated by the estimated revenue and other subsidy income forecasted by our historical revenues data and estimated growth rate. We believed these assumptions provided us the best estimates of projecting our future cash flows on these assets, net of any related cash outflow of our cost, expenses and taxes in related to these revenues. The estimated fair value of these assets might be lower than their current fair value, thus could result in future impairment charge if potential events will occur to further reduce the current selling price of our production unit sold or increase our cost that are associated with our revenues.

In addition, competitive pricing pressure and changes in interest rates could materially and adversely affect our estimates of future net cash flows to be generated by our long-lived assets, and thus could result in future impairment losses.”

Form 10-Q for the Quarter Ended March 31, 2013

General

4.	Please address the above comment in your interim filings as well, as applicable.

Company Response:

We hereby confirm that we will address the above comment in our interim filings as well, as applicable.

Item 1. Financial Statements, page 2

Condensed Consolidated Statements of Operations and Comprehensive Income, page 4

5.

We note that for the nine months ended March 31, 2013 the caption, “Non-operating income (expense), net” includes a $3,766,895 loss on disposal of property, plant and equipment. In accordance with ASC 360-10-45-4, please include this loss within loss from operations. Address this comment for all periods presented.

Company Response:

We hereby confirm that we will include the gain/loss on disposal of property, plant and equipment within the income/loss from operations in our future filings and for all periods presented in accordance with ASC 360-10-45-5. Please be informed that the presentation of disposal gains or losses in continuing operations is under ASC 360-10-45-5.

Condensed Consolidated Statement of Cash Flows, page 5

6.

We note your accounts receivable and notes, net of allowance for doubtful accounts decreased from $109,977,143 as of June 30, 2012 to $66,096,131 as of March 31, 2013. However, for the nine months ended March 31, 2013 your change in accounts and notes receivable resulted in a $1,386,175 use of cash. Please explain this apparent discrepancy. Please provide us with a rollforward of accounts and notes receivable from June 30, 2012 to March 31, 2013, separately quantifying the additions to accounts receivable, cash collections and write-offs.

Company Response:

The $1,386,175 used in cash of accounts and notes receivable was a result of combined effects of change in the accounts, bad debt expense for the nine months ended March 31, 2013 and the decrease of accounts receivable resulted from the termination of lease. A reconciliation of the change in the accounts and the cash used is as follows:

Accounts receivable and notes, net as of June 30, 2012	$109,977,143
Accounts receivable and notes, net as of March 31, 2013	66,096,131
Effect of change in the accounts on cash	43,881,012
Less:
Bad debt expense for the nine months ended March 31, 2013	(11,101,244)
Decrease in accounts receivable, net due to termination of lease	(34,664,492)

Effect of exchange rate	498,549
Net cash used in accounts and notes receivable	$(1,386,175)

The tables below are the rollforward of accounts and notes receivable from June 30, 2012 to March 31, 2013.

Accounts receivable as of June 30, 2012	$132,355,895
During the nine months ended March 31, 2013:
Additions to accounts receivable	63,142,534
Cash/notes receivables collections	(61,299,998)
Decrease in accounts receivable due to termination of lease	(36,101,505)
Write-offs	(1,477,808)
Effect of exchange rate	632,196
Accounts receivable as of March 31, 2013	$97,251,314

Notes receivable as of June 30, 2012	$2,534,400
During the nine months ended March 31, 2013:
Additions to notes receivable	8,359,286
Cash collections/payment to vendors	(8,771,906)
Effect of exchange rate	14,180
Notes receivable as of March 31, 2013	$2,135,960

7. We note accounts payable decreased from $57,171,917 as of June 30, 2012 to $38,247,166 as of March 31, 2013. However, for the nine months ended March 31, 2013 your change in accounts payable resulted in a $2,995,764 use of cash. Please explain this apparent discrepancy.

Company Response:

The $2,688,926 used in cash of accounts payable was a result of the combined effects of the change in the account and the decrease of accounts payable resulting from the termination of the operating lease. A reconciliation of the change in the accounts and the cash used is as follows:

Accounts payable and notes, net as of March 31, 2013	$38,247,116
Accounts payable and notes, net as of June 30, 2012	57,171,917
Effect of change in the accounts on cash	(18,924,801)
Less:
Decrease in accounts payable due to termination of lease	16,512,117

Effect of exchange rate	(276,242)

Net cash used in accounts payable	$(2,688,926)

Note 5 – Other receivables and other receivable from termination of lease, page 12

8.	We note that you entered into an agreement with a third party to terminate one operating lease. We have the following comments regarding your accounting for this transaction:
As of the date you entered into the agreement, tell us the book value of the assets underlying the lease and how you determined the $4.1 million loss;
For each of the three years ended June 30, 2012 and the nine months ended March 31, 2013, please tell us the amount of revenue recognized under the operating lease agreement and where and how you recorded these revenues in your historical financial statements. Please also tell us the carrying amount of the assets underlying the lease as of each period presented;
You indicate that you received $3.9 million of the total $17.8 million interest-free note received from the third party. Please reconcile this amount to the $2.4 million cash inflow presented in the line item “Other receivable from termination of lease” within your operating cash flows for the nine months ended March 31, 2013; and
With reference to ASC 230-10-45-12c, please address the appropriateness of reflecting the cash proceeds from this transaction as an operating cash flow.

Company Response:

As of the disposal date, the book value of the net assets underlying the lease and the determination of the $4.1 million loss is as follows:

Total consideration	$17,752,000
Less:
Interest expense	(1,227,078)
Total consideration (less cash held in Huacheng station and imputed interest)	16,524,922
Net assets
Cash held in Huacheng station as of disposal date	1,141,427
Account receivables	34,664,492
Inventories	88,617
Fixed assets	306,108
Long term deferred lease expenditure	1,299,700
Other long term deferred expenses	16,322
Account payables	(16,512,117)
Salary payable	(184,092)
Tax payable	(2,514)
Other payables	(198,119)
Total net assets	20,619,824
Loss	$(4,094,902)

For each of the years ended June 30, 2012, 2011 and 2010 and the nine months ended March 31, 2013, the amount recognized in our financial statements under the operating lease agreement and the carrying amount of the net assets underlying the lease as of each period presented is as follows:

	June 30, 2010	June 30, 2011	June 30, 2012	March 31, 2013
Revenue	$14,545,552	$25,376,321	$31,644,092	$5,741,202
Cost of revenue	12,907,510	21,713,681	26,694,682	4,432,339
Gross profit	1,638,042	3,662,640	4,949,411	1,308,863
Selling, general and administrative expenses	173,187	807,058	1,120,385	3,360,935
Research and development expenses	-	-	122,855	41,269

Income (loss) from operations	1,464,855	2,855,582	3,706,171	(2,093,341)
Other income (expense), net
Other subsidy income	580,242	1,522,579	1,898,646	344,472
Non-operating income (expense), net	(27,981)	(87,181)	739	(762)
Interest income (expense), net	(7)	102	(4,779)	335
Total other income (expense), net	552,254	1,435,500	1,894,606	344,045
Income (loss) before provision for income taxes	2,017,109	4,291,082	5,600,777	(1,749,296)

Less: Provision (benefit) for income taxes	-	-	-	(437,324)
Net income (loss) available to common shareholders	$2,017,109	$4,291,082	$5,600,777	$(1,311,972)
Net assets
Cash	$59,308	$167,192	$728,741
Accounts and notes receivable	6,719,184	21,435,660	34,441,900
Inventories	327,535	247,558	479,833
Prepayments	-	45,833	1,115,052
Property, plant and equipment, net	1,544	1,301	18,667
Long term deferred lease expenditure	2,821,831	2,219,738	1,507,602
Accounts payable	(2,077,235)	(9,678,901)	(15,649,709)
Salary payable	(202,844)	(221,660)	(228,585)
Taxes payable	(25,482)	-	-
Other payables	(5,601,218)	(7,691,496)	(10,082,870)
Total net assets	$2,022,623	$6,525,225	$12,330,631

The amount of $2.4 million cash inflow presented in the line item “Other receivable from termination of lease” within our operating cash flows for the nine months ended March 31, 2013 are as follows:

Cash proceeds from termination of lease	$2,697,900
Amortization of discount on receivables	(267,276)
Effect of exchange rate	(20,799)
Net cash provided by other receivable from termination of lease	$2,409,825

In connection with the transaction, we returned $1.2 million cash to the lessor as it was part of the fair value of net assets that we sold to the lessor. Therefore, our net cash proceeds were $2.7 million as a result of this transaction as of March 31, 2013. We hereby confirm that we will include the following similar disclosure in our future filings:

“As of March 31, 2013, the Company has received approximately $3.9 million of the total $17.8 million, and the remaining $13.9 million proceeds will be paid in installments with no interest bearing by December 31, 2014. In connection with this transaction, we have returned $1.2 million to the lessor as it was considered as part of the $20.6 million net assets”.

With reference to ASC 230-10-45-12c, “Receipts from sales of property, plant, and equipment and other productive assets”, we did not received any cash proceeds from sales of property, plant and equipment and other productive assets. Therefore, we did not include the cash proceeds from the termination of lease as an investing cash flow, which we included in the cash proceeds from the termination of the lease with reference to ASC 230-10-45-22 as the operating lease and its related assets or liabilities should be considered operating activities. We hereby confirm that we will include our non-cash activities disclosures upon the termination of the operating lease in our future filings.

Note 6 – Property, Plant and Equipment, page 13

9.

Please provide a rollforward of your total property, plant and equipment balance of $39,236,230 as June 30, 2012 to your $28,244,622 balance as of March 31, 2013, specifically identifying additions, deductions for sale of assets and impairments. Please also provide a similar rollforward for your accumulated depreciation. Please reconcile the amounts reflected in each rollforward to the amounts reflected in your statement of operations, balance sheet and cash flows.

Company Response:

The below tables are the rollforward of property, plant and equipment and accumulated depreciation from June 30, 2012 to March 31, 2013:

Property, plant & equipment as of June 30, 2012	$39,263,229
During the nine months ended March 31, 2013:
Additions - cash payment	267,744
Additions - capital lease	5,784,615
Disposal	(17,015,630)
Impairment loss	(250,746)
Effect of exchange rate	198,410
Property, plant & equipment as of June 30, 2012	$28,247,622

Accumulated depreciation as of June 30, 2012	$(18,640,725)
During the nine months ended March 31, 2013:
Depreciation	(2,732,964)
Disposal	9,669,035
Effect of exchange rate	(94,122)
Accumulated depreciation as of March 31, 2013	$(11,798,776)

Note 12 -- Income Taxes, page 17

10.

Given the significant amount of your deferred tax assets as well as your material loss from operations for the year ended June 30, 2012 and the nine months ended March 31, 2103, please disclose how you have determined that as of March 31, 2103 it is more likely than not that you will realize these assets. Provide a detailed description of the factors considered in assessing the realizability of these assets. For example, if you are relying on the recognition of future pre-tax income, please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets. If you are relying on tax planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies. Refer to paragraphs 16-25 of ASC 740-10-30 and Section 501.14 of the Financial Reporting Codification for guidance.

Company Response (10):

Our material losses from operations for the year ended June 30, 2012 and the nine months ended March 31, 2013 were in part due to a significant increase in allowance for doubtful accounts and the impairment of long-lived assets, both of which, in accordance with ASC 740-10, results in temporary differences between the PRC tax-basis financial statements and the financial statements in accordance with U.S. GAAP.

The current portion of deferred tax assets of $3,293,051 was recognized for $18,589,151 allowance for doubtful accounts, which was a temporary difference that would be tax-deductible when written off in the future. The noncurrent portion of deferred tax assets of $578,413 was recognized for the $3,651,600 impairment of long-lived assets, which was a temporary difference that would disappear when the impaired assets would be fully depreciated for both book purposes and tax purposes.

We were relying on the recognition of future pre-tax income within our China operations in assessing the realizability of these assets and we hereby confirm that we will disclose the followings in our future filings:

“The Company was relying on the recognition of future pre-tax income within our China operations in assessing the realizability of our deferred tax assets. As of March 31, 2013, the Company estimated approximately $22.2 million of our future pre-tax income will be generated to realize these assets.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24 Consolidated Results of Operations, page 28 Provision for Doubtful accounts, page 29

11. Given the significance of your accounts receivable balance and the material impact your provision for doubtful accounts has had on your results of operations, please expand your disclosures to present an aging of your accounts receivable and quantify the respective portion of the allowance for doubtful accounts that relates to each component of aging.

Company Response (11):

We hereby confirm that we will include an aging of our accounts and notes receivable and quantify the respective portion of the allowance for doubtful accounts in our future filings as follows:

As of March 31, 2013, our accounts and notes receivable aging are as follows:

	Accounts and notes receivable aging as of March 31, 2013:
			91-180	181-360	361-720	over 720
	Balance	1-90 days	days	days	days	days
Accounts receivable and notes	$99,387,274	$9,810,285	$18,930,606	$28,488,888	$28,479,183	$13,678,312
Allowance for doubtful accounts	(33,291,143)	(383,716)	(946,530)	(1,424,445)	(16,858,140)	(13,678,312)
Accounts receivable and notes, net	$66,096,131	$9,426,569	$17,984,076	$27,064,443	$11,621,043	$-

This letter responds to all comments contained in Mr. Cash’s letter of June 27, 2013. If you have any questions, please do not hesitate to contact our attorney, Elizabeth Fei Chen, at (212) 326-0199 or the undersigned at +86 (10) 82525361.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Weili He
Weili He
Interim Chief Financial Officer

cc:	Eddie Wong (FRIEDMAN LLP)
Elizabeth Fei Chen, Esq. (Pryor Cashman LLP)